Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

June 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Brian McAllister, Raj Rajan, Ken Schuler, Irene Barberena-Meissner and Karina Dorin

Re:	Ivanhoe Electric Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 17, 2022 Amendment No. 2 to Registration Statement on Form S-1 Filed June 21, 2022 File No. 333-265175

Dear Mr. McAllister, Mr. Rajan, Mr. Schuler, Ms. Barberena-Meissner and Ms. Dorin:

On behalf of Ivanhoe Electric Inc., a Delaware corporation (the “Company), and in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 23, 2022, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on June 17, 2022 (as amended, the “Registration Statement”), we submit this letter containing the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 58

1.	We note your disclosure that you estimate your net proceeds from this offering will be approximately $161.0 million, or approximately $186.2 million if the underwriters exercise their option to purchase additional shares in full. Please provide additional disclosure regarding how you intend to use any proceeds that may result if the underwriters exercise their option to purchase additional shares in full.

The Company has added disclosure to page 58 of the Registration Statement regarding the intended use of proceeds that may result if the underwriters exercise their option to purchase additional shares in full.

Capitalization, page 61

2.	We note the as adjusted basis column gives effect to the issuance of the Series 2 Convertible notes issued for $86,200. Please disclose why the cash and equivalents in the as adjusted column increased by $82,600 or revise as applicable. We also note your disclosure on page 58 that the net proceeds from this offering will be approximately $161 million. Please explain to us how you determined each adjustment recorded to arrive at the amounts listed in pro-forma as adjusted stockholders’ equity and cash and cash equivalents. Revise your disclosures as appropriate.

The Company has corrected the cash and cash equivalents in the as adjusted basis column to reflect the issuance of the Series 2 Convertible Notes for $86,200 on page 61 of the Registration Statement. Below are the calculations showing how the Company arrived at the amounts listed in the proforma as adjusted stockholders’ equity and cash and cash equivalents.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

	March 31, 2022
		Adjustment		Adjustments
	Actual	Issuance of the Series 2 Convertible Notes	As Adjusted	Net Proceeds of Offering	Conversion of the Series 1 Convertible Notes	Conversion of the Series 2 Convertible Notes	Issuance to CAR	Pro Forma(2) As Adjusted

	(in thousands)
Cash and cash equivalents	$29,769	$86,200	$115,969	$161,363	$-	$-	$-	$277,332
Debt
Series 1 Convertible Notes(1)	$57,857	-	$57,857	-	$(57,857)	-	-	-
Series 2 Convertible Notes	-	$86,200	86,200	-	-	$(86,200)	-	-
VRB Convertible Bond	24,365	-	24,365	-	-	-	-	$24,365
Total debt	$82,222	$86,200	$168,422	-	$(57,857)	$(86,200)	-	$24,365
Stockholders’ equity:
Common stock, $0.0001 par value; 750,000,000 shares authorized; 63,925,334 shares outstanding, actual and as adjusted; 700,000,000 shares authorized; 92,608,474 shares outstanding, pro forma as adjusted	$6	-	$6	$1	$1	$1	$0	$9
Paid-in capital	76,625	-	76,625	161,362	50,892	86,810	10,000	385,689
Accumulated deficit	(67,766)	-	(67,766)	-	6,964	(611)	822	(60,591)
Accumulated other comprehensive income	(1,400)	-	(1,400)	-	-	-	-	(1,400)
Non-controlling interests	3,736	-	3,736	-	-	-	-	3,736
Total stockholders’ equity	$11,201	-	$11,201	$161,363	$57,857	$86,200	$10,822	$327,443
Total capitalization	$93,423		$179,623	$161,363				$351,808

(1)	Represents the fair value of these instruments at March 31, 2022.
(2)	The pro forma information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $12.12 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) pro forma cash and cash equivalents, total stockholders’ equity and total capitalization by $13.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) pro forma cash and cash equivalents, total stockholders’ equity and total capitalization by $11.5 million, assuming the assumed initial public offering price remains the same.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Dilution, page 62

3.	Please show us how you determined that pro forma consolidated net tangible book value as of March 31, 2022 was $323.8 million or $3.50 per share of common stock and revise the disclosures as necessary.

The Company’s determination that pro forma consolidated net tangible book value as of March 31, 2022 of $323.8 million or $3.50 per share of common stock is outlined below. The pro forma adjustments consist of the offering of stock contemplated in the Registration Statement, the issuance of 13,378,382 shares of common stock on the automatic conversion of Series 1 Convertible Notes outstanding at March 31, 2022 and the automatic conversion of Series 2 Convertible Notes issued in April 2022 into common stock upon the closing of this offering, and the issuance of 916,758 shares of common stock to CAR upon the closing of this offering.

	March 31, 2022
		Adjustment		Adjustments
	Actual	Issuance of the Series 2 Convertible Notes	As Adjusted	Net Proceeds of Offering	Conversion of the Convertible Notes	Issuance to CAR	Pro Forma As Adjusted

	(in thousands, except share numbers and per share information)
Total assets	$141,655	$86,200	$227,855	$161,363	-	-	$389,218
Less: Intangible assets	(3,617)	-	(3,617)	-	-	-	(3,617)
Less: Total liabilities	(130,454)	(86,200)	(216,654)	-	$144,057	$10,822	(61,775)
Net tangible book value	$7,584	$-	$7,584	161,363	$144,057	$10,822	$323,826
Number of shares of common stock outstanding	63,925,334		63,925,334	14,388,000	13,378,382	916,758	92,608,474
Net tangible book value per share	$0.12		$0.12				$3.50

4.	Please show us how you determined the increase (decrease) in pro forma consolidated net tangible book value per share would be $0.17 and $0.09 respectively, under the scenarios (a) $1.00 increase (decrease) in initial public offering price and (b) a 1,000,000 share increase (decrease) in the number of shares offered and revise the disclosures as necessary. In addition, under a $1.00 increase (decrease) in initial public offering price scenario, please disclose the impact on (1) the number of shares of common stock issuable upon the conversion of your Convertible Notes and accrued and unpaid interest thereon through the conversion date and (2) the number of shares of common stock issuable to CAR, each upon the closing of this offering.

Below are the calculations that show how the Company determined that the increase (decrease) in pro forma consolidated net tangible book value per share would be $0.17 and $0.09, respectively, under the scenarios (a) a $1.00 increase (decrease) in initial public offering price and (b) a 1,000,000 share increase (decrease) in the number of shares offered. The Company has revised the disclosure on page 62 of the Registration Statement to reflect that a $1.00 decrease in share price would result in the net tangible book value per share decreasing by $0.19.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Increase of $1.00 per share of the initial public offering price:

	March 31, 2022
	Pro Forma As Adjusted	Increase of $1.00 per share of the initial public offering price (1)	Pro Forma As Adjusted Giving Effect to Increase of $1.00 per Share

	(in thousands, except share numbers and per share information)
Total assets	$389,218	$13,669	$402,887
Less: Intangible assets	(3,617)	-	(3,617)
Less: Total liabilities	(61,775)	-	(61,775)
Net tangible book value	$323,826	$13,669	$337,495
Number of shares of common stock outstanding	92,608,474	(676,463)	91,932,011
Net tangible book value per share	$3.50	$0.17	$3.67

(1)	Calculated as follows:

Initial public offering price per share (as adjusted)	$13.12
Common stock offered in this offering	14,388,000 shares
Gross proceeds from this offering	$188,770,560
Less: Estimated underwriting discounts and commissions and estimated offering expenses payable	(13,738,528)
Net proceeds from this offering (as adjusted)	$175,032,032
Net proceeds from this offering using the initial public offering price of $12.12 per share (midpoint of the price range)	161,363,432
Increase in the net proceeds from this offering	$13,668,600

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Decrease of $1.00 per share of the initial public offering price:

	March 31, 2022
	Pro Forma As Adjusted	Decrease of $1.00 per share of the initial public offering price (1)	Pro Forma As Adjusted Giving Effect to Decrease of $1.00 per Share

	(in thousands, except share numbers and per share information)
Total assets	$389,218	$(13,669)	$375,549
Less: Intangible assets	(3,617)	-	(3,617)
Less: Total liabilities	(61,775)	-	(61,775)
Net tangible book value	$323,826	$(13,669)	$310,157
Number of shares of common stock outstanding	92,608,474	1,099,102	93,707,576
Net tangible book value per share	$3.50	$(0.19)	$3.31

(1)	Calculated as follows:

Initial public offering price per share (as adjusted)	$11.12
Common stock offered in this offering	14,388,000 shares
Gross proceeds from this offering	$159,994,560
Less: Estimated underwriting discounts and commissions and estimated offering expenses payable	(12,299,728)
Net proceeds from this offering (as adjusted)	$147,694,832
Net proceeds from this offering using the initial public offering price of $12.12 per share (midpoint of the price range)	161,363,432
Decrease in the net proceeds from this offering	$(13,668,600)

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Increase of 1,000,000 shares of common stock offered:

	March 31, 2022
	Pro Forma As Adjusted	Increase of 1,000,000 shares of common stock offered (1)	Pro Forma As Adjusted Giving Effect to Increase of 1,000,000 Shares of Common Stock Offered

	(in thousands, except share numbers and per share information)
Total assets	$389,218	$11,514	$400,732
Less: Intangible assets	(3,617)	-	(3,617)
Less: Total liabilities	(61,775)	-	(61,775)
Net tangible book value	$323,826	$11,514	$335,340
Number of shares of common stock outstanding	92,608,474	1,000,000	93,608,474
Net tangible book value per share	$3.50	$0.09	$3.58

(1)	Calculated as follows:

Initial public offering price per share	$12.12
Common stock offered in this offering (as adjusted)	15,388,000 shares
Gross proceeds from this offering	$186,502,560
Less: Estimated underwriting discounts and commissions and estimated offering expenses payable	(13,625,128)
Net proceeds from this offering (as adjusted)	$172,877,432
Net proceeds from this offering using 14,388,000 shares of common stock	161,363,432
Increase in the net proceeds from this offering	$11,514,000

Decrease of 1,000,000 shares of common stock offered:

	March 31, 2022
	Pro Forma As Adjusted	Decrease of 1,000,000 shares of common stock offered (1)	Pro Forma As Adjusted Giving Effect to Decrease of 1,000,000 Shares of Common Stock Offered

	(in thousands, except share numbers and per share information)
Total assets	$389,218	$(11,514)	$377,704
Less: Intangible assets	(3,617)	-	(3,617)
Less: Total liabilities	(61,775)	-	(61,775)
Net tangible book value	$323,826	$(11,514)	$312,312
Number of shares of common stock outstanding	92,608,474	(1,000,000)	91,608,474
Net tangible book value per share	$3.50	$(0.09)	$3.41

(1)	Calculated as follows:

Initial public offering price per share	$12.12
Common stock offered in this offering (as adjusted)	13,388,000 shares
Gross proceeds from this offering	$162,262,560
Less: Estimated underwriting discounts and commissions and estimated offering expenses payable	(12,413,128)
Net proceeds from this offering (as adjusted)	$149,849,432
Net proceeds from this offering using 14,388,000 shares of common stock	161,363,432
Decrease in the net proceeds from this offering	$(11,514,000)

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

Under a $1.00 increase (decrease) in initial public offering price scenario, the impact on (1) the number of shares of common stock issuable in respect of the conversion of the Company’s Convertible Notes and accrued and unpaid interest thereon through the conversion date and (2) the number of shares of common stock issuable to CAR, in each case upon the closing of the offering, is shown below:

Impact to the number of issuable shares in connection with $1.00 per share increase in the offering price:

	Series 1 Convertible Notes	Series 2 Convertible Notes	CAR	Impact to the number of issuable shares

Aggregate amount issued/payable	$49,999,200	$86,200,000	$10,000,000
Aggregate interest amount	894,138	610,583	-
Aggregate amount for conversion/issuance	$50,893,338	$86,810,583	$10,000,000
Conversion price/assumed issuance price based on the offering price of $13.12 per share (increase of $1.00 per share)	$9.39	$11.81	$11.81
Shares to be issued based on the offering price of $13.12 per share (increase of $1.00 per share)	5,419,950	7,351,844	846,883	13,618,677
Shares to be issued based on the offering price of $12.12 per share (midpoint of the price range)	5,419,950	7,958,432	916,758	14,295,140
Difference	0	(606,588)	(69,875)	(676,463)

Impact to the number of issuable shares in connection with $1.00 per share decrease in the offering price:

	Series 1 Convertible Notes	Series 2 Convertible Notes	CAR	Impact to the number of issuable shares

Aggregate amount issued/payable	$49,999,200	$86,200,000	$10,000,000
Aggregate interest amount	894,138	610,583	-
Aggregate amount for conversion/issuance	$50,893,338	$86,810,583	$10,000,000
Conversion price/assumed issuance price based on the offering price of $11.12 per share (decrease of $1.00 per share)	$8.90	$10.01	$10.01
Shares to be issued based on the offering price of $11.12 per share (decrease of $1.00 per share)	5,720,923	8,674,119	999,200	15,394,242
Shares to be issued based on the offering price of $12.12 per share (midpoint of the price range)	5,419,950	7,958,432	916,758	14,295,140
Difference	300,973	715,687	82,442	1,099,102

5.	Please show us how you determined that pro forma consolidated net tangible book value per share would be $3.69, if the underwriters' option is exercised in full and revise the disclosures as appropriate.

The Company’s calculation of pro forma consolidated net tangible book value per share, assuming that the underwriters’ option is exercised in full, is outlined below. The Company has revised the disclosure on page 62 of the Registration Statement to reflect the change in the net tangible book value per share to $3.68.

	March 31, 2022
	Pro Forma As Adjusted	Adjustment Exercise by the underwriters of their option to purchase additional shares in full(1)	Pro Forma As Adjusted Giving Effect to the Exercise by the Underwriters of their Option to Purchase Additional Shares in Full

	(in thousands, except share numbers and per share information)
Total assets	$389,218	$24,850	$414,068
Less: Intangible assets	(3,617)	-	(3,617)
Less: Total liabilities	(61,775)	-	(61,775)
Net tangible book value	$323,826	$24,850	$348,676
Number of shares of common stock outstanding	92,608,474	2,158,200	94,766,674
Net tangible book value per share	$3.50		$3.68

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

(1)	Calculated as follows:

Initial public offering price per share (midpoint of the price range)	$12.12
Option to purchase additional shares of common stock	2,158,200 shares
Gross proceeds from the exercise of the underwriters’ option	$26,157,384
Less: Estimated underwriting discounts and commissions and estimated offering expenses payable	(1,307,869)
Net proceeds from the exercise of the underwriters’ option	$24,849,515

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Stock Based Compensation, page 77

6.	We note the disclosure that you determined the per-share fair value of your common stock by considering the most recent independent third-party valuations of common stock. Please address the following issues:

•	Please disclose the methodology used to determine the fair value of the common stock and the nature of the material assumptions involved.

•	Please tell us whether there were any recent or contemporaneous valuations by an independent third-party.

•	Considering the estimated fair value of your common stock of $2.49 in 2021 is substantially below the current estimate of your initial offering price of $12.12, please reconcile the difference between them and explain the changes in assumptions, events or factors that support the difference in values.

Determinations of IPO Price Range

As disclosed in the Registration Statement, the Company advises the Staff that it anticipates an offering price range of $11.75 to $12.50 per share for the Company’s common stock (the “IPO Price Range”), with a midpoint of $12.12 per share (the “Assumed IPO Price”).

The IPO Price Range was determined based on discussions between the Company and the underwriters and reflects a number of factors, assumptions and approaches as set out below. The IPO Price Range and Assumed IPO Price also reflect the 3-for-1 reverse stock split that the Company effected on June 16, 2022.

As is typical in an initial public offering, the IPO Price Range was not derived using a formal determination of estimated fair value, but was determined based on these discussions and considered the following factors, among others:

1.	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

2.	estimates of business potential and earnings prospects for the Company and the mining industry in which it operates;

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

3.	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company;

4.	an assumption that there will be a receptive public trading market for mining companies such as the Company and, therefore that there will not be a discount for lack of marketability of the Company’s common stock;

5.	an increased probability of consummating the IPO based on the Company’s public filing of the Registration Statement on May 24, 2022 and subsequent filing of Amendment No. 1 to the Registration Statement on June 17, 2022;

6.	favorable feedback from potential investors during the Company’s “testing the waters” meetings that occurred in May and June 2022; and

7.	that the successful completion of the IPO would (i) strengthen the Company’s balance sheet, including a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) provide improved ability to raise equity capital going forward, and (iii) increase the value of the Company’s common stock compared to that of a private company based on increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and engage in other strategic transactions.

Finally, the IPO Price Range also represents a future price for the common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the previous estimated fair values of the common stock represents an estimate of the fair value of shares that were illiquid at the time they were issued with the possibility that they might never become liquid and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

Determinations of the Fair Value of Common Stock

In June, 2021, the Company granted 4,483,322 stock options equal to 4,483,322 underlying shares of common stock to certain directors, officers and employees at an exercise price of $2.49 per share (the “Stock Option Grant”)1. As there has been no public market for the Company’s common stock to date, the estimated fair value of the common stock was determined by the Company’s Board of Directors (the “Board”), as of the date of the Stock Option Grant, with input from management regarding valuation factors and methodology, including the then most recently available independent third-party valuation of the Company’s common stock, which was prepared in connection with the reorganization transaction as discussed below.

The independent third-party valuation that the Company used in determining the fair value of the common stock employed the adjusted book value approach, whereby the assets and liabilities are restated to reflect an estimate of their fair market value. In estimating the fair market value of the subject company’s assets or liabilities, the following approaches were used:

1.	The market approach was used when the subject company’s shares were publicly traded with a quoted market price or there were precedent transactions with implied acquisition multiples that could be applied to the subject company.

2.	Cost was used for the subject companies which were non-operating or not expected to generate future profits.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

3.	A discounted cash flow was used where there was expected future profitability and forecasted cash flows setting out the discrete growth rates and cost structures.

Summary of the Stock Option Grant

As described in the Registration Statement on page 77, in June 2021, the Company granted 4,483,322 stock options equal to 4,483,322 underlying shares of common stock to certain directors, officers and employees at an exercise price of $2.49 per share. The Board determined the per-share fair value of the Company’s common stock in connection with the Stock Option Grant by considering an independent third-party valuation of its common stock, which was performed as of April 14, 2021 (as described below).

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock Based Compensation” and appears on page 77 of the Registration Statement and in the consolidated and combined carve-out financial statements and related notes included elsewhere in the Registration Statement.

Summary of Independent Third-Party Valuation

In April 2021, as part of the reorganization transaction conducted by High Power Exploration Inc. (“HPX”) that created and spun-out the Company to the HPX shareholders, a third-party independent valuation firm was retained to prepare an independent valuation of HPX’s remaining assets, as well as the assets that constituted the Company as at April 14, 2021. A fair value of $2.49 per share was within the valuation range provided by the valuator.

Different valuation methodologies and approaches were chosen depending on which asset was being valued. These included cost, Black-Scholes, trading price (for listed companies), precedent transactions (for valuing certain land holdings as well as gold and copper equivalent pricing), and a discounted cash flow analysis for Computational Geosciences Inc. This led the valuator to determine low and high valuation ranges for each asset.

The Company advises the Staff that there have not been any other valuations of the Company’s common stock by an independent third-party.

The Company acknowledges that the estimated fair value of the Company’s common stock of $2.49 at June 30, 2021 is substantially below the Assumed IPO Price. However, there are a significant number of subsequent events and transactions in the Company’s business that explain the subsequent increase in value (in addition to the factors discussed above):

1.	The valuation determination made June 2021 in connection with the Stock Option Grant (as well as the valuation conducted in April 2021) did not include the Company’s most material asset – the Santa Cruz project and its defined mineral resource. Based on the resource estimate disclosed in the Registration Statement, the Company believes that Santa Cruz is currently the second largest undeveloped copper deposit, by tonnes, contained in the lower 48 states in the United States with what the Company believes to be considerable potential to significantly expand its mineral resources. The Company believes it has the potential to become a significant mining operation. The Company’s rights to the Santa Cruz project were acquired in August 2021, subsequent to the date of the valuation of the Company’s common stock described above.

2.	Bolstered by the Series 1 Convertible Notes financing conducted between August 2021 and November 2021, the Company received gross proceeds of $59,999,040, which has been utilized in the exploration of the Company’s mineral projects, with the attendant increase in value. Further, the Series 2 Convertible Notes financing closed in April 2022 raised an additional $86,200,000 of gross proceeds. These proceeds have also used to advance the Company’s mineral projects. Such financings and the applications of the proceeds thereof were subsequent to the date of the valuation of the Company’s common stock described above.

1 Such amounts give effect to the 3-for-1 stock split referenced in the Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re: Ivanhoe Electric Inc.

3.	The Company’s subsidiary, VRB, also raised $24 million in a convertible note financing concluded in July 2021 with BCPG, one of Asia-Pacific’s largest renewable energy companies. Such financing was also completed after the June 30, 2021 estimate of fair value.

4.	The June 30, 2021 estimate of fair value was for a private company without a trading market for its common stock, with a resulting discount for lack of marketability, whereas the Assumed IPO Price of $12.12 reflects a public company with a liquid market for its shares.

5.	The IPO Price Range assumes a successful offering, which will provide the Company with proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash and access to the public company debt and equity markets.

The Company respectfully submits that the fair values of common stock as determined by the Board, as set forth above, which have been used as the basis for determining the share-based compensation in connection with stock option grants, were reasonable and appropriate for the reasons described herein.

Description of Capital Stock

Certain Amended and Restated Certificate of Incorporation and Bylaw Provisions

Board of Directors, page 176

7.	We note that disclosure stating your Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors was removed from the section captioned Certain Amended and Restated Certificate of Incorporation and Bylaw Provisions - Board of Directors. We further note that neither your Amended and Restated Certificate of Incorporation filed as Exhibit 3.3 nor your Amended and Restated Bylaws filed as Exhibit 3.5 address the removal of directors. Please explain and revise your disclosure accordingly, including disclosing related risks to shareholders, if any. If the provision that you will adopt is different from the default provisions under Delaware law, please revise to disclose the differences in your prospectus.

The Company has revised the disclosure on page 176 of the Registration Statement to indicate that directors of the Company may be removed in accordance with the Delaware General Corporation Law. The Company does not believe that this poses any risk to the shareholders.

On behalf of the Company, thank you for your review of the foregoing. If you have further comments, please feel free to contact me at dcarbone@reedsmith.com or by telephone at (212) 549-0229.

Very truly yours,

/s/Danielle Carbone
Danielle Carbone, Esq.

cc:          Robert Friedland

James A. Mercadante

Quentin Markin